UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                           LANBO FINANCIAL GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   51507N 10 0
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                                 (CUSIP Number)

MITCHELL S. NUSSBAUM, ESQ., LOEB & LOEB LLP, 345 PARK AVENUE, NEW YORK, NY 10154
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                NOVEMBER 3, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

-----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

  CUSIP No.  51507N 10 0               13D                     Page 2 of 7 Pages

------- ------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            MEIYI XIA
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
                                                                      (b)
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*
            OO
------- ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
                                 SOLE VOTING POWER
                         7
                                 3,035,714
  NUMBER OF              ------- -----------------------------------------------
  SHARES                         SHARED VOTING POWER
  BENEFICIALLY           8
  OWNED BY
  EACH                   ------- -----------------------------------------------
  REPORTING              9       SOLE DISPOSITIVE POWER
  PERSON WITH
                                   3,035,714
                         ------- -----------------------------------------------
                                 SHARED DISPOSITIVE POWER
                         10

------------------------ ------- -----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,035,714
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.5%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

              IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 7 Pages

Item 1.      Security and Issuer.

             This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Lanbo Financial Group, Inc. (f/k/a Micro Interconnect Technology, Inc.), a Nevada corporation (the "Company"). The address of the Company's principal executive office is c/o West Windsor Professional Corporation, 51 Everett Drive, Suite A-20, #B, West Windsor, NJ 08550.

Item 2.      Identity and Background.

             (a) This Schedule 13D is filed by Meiyi Xia.

             (b) Ms. Xia's business address is 2416 Ravens Crest Drive, Plainsboro, NJ 08536.

             (c) Ms. Xia is the President of Aidi Financial Investments LLC ("Aidi"). Aidi is principally engaged in corporate finance related consulting services for Chinese companies proposing to do transactions or/and financing in the United States and has its address at 11th Floor, Xinxing Mansion, No. 88 Jianguo Road, Xi'an PRC 710001.

             (d) During the past five years, Ms. Xia has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

             (e) During the past five years, Ms. Xia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) Ms. Xia is a citizen of the United States of America.

Item 3.      Source and Amount of Funds and Other Consideration.

             2,857,143 shares of the Company were issued to Ms. Xia pursuant to a Share Exchange Agreement, dated September 29, 2004, and amended on October 18, 2004 (the "Share Exchange"), consummating an issuance to Ms. Xia of an 8% equity interest in the Company in exchange for consulting services rendered to Lanbo Financial Investment Company Group Limited ("Lanbo-BVI"). Pursuant to that certain Agreement, dated September 27, 2004 (the "Consulting Agreement"), by and among Lanbo Financial, Aidi Financial Investment Co., Ltd., Aidi Financial Investment, LLC, and Xian Xinxing Real Estate Development Co. Ltd., Ms. Xia was to receive the Shares upon the consummation of the Share Exchange.

             Ms. Xia purchased 178,571 shares of the Company (together with the 2,857,143 shares of the Company described in the preceding paragraph, the "Shares") from Feldman Weinstein LLP for $6250 in cash, which shares Feldman Weinstein LLP received upon the consummation of the Share Exchange pursuant to the Consulting Agreement.

Item 4.      Purpose of Transaction.

             Ms. Xia acquired the Shares in the Company as consideration for consulting services to Lanbo-BVI in connection with the Share Exchange and for investment purposes.

                                                               Page 4 of 7 Pages

         Ms. Xia does not have any plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

         (j) any similar action to those enumerated above.

Item 5.  Interest in Securities of the Company.

             (a) Ms. Xia is the beneficial owner of an aggregate of 3,035,714 shares of Common Stock, representing approximately 8.5% of the total issued and outstanding shares of Common Stock.

             (b) Ms. Xia has sole investment and voting power over 3,035,714 shares of Common Stock.

             (c) Other than the acquisition of the shares as reported in this
Schedule 13D, Ms. Xia has not effected any transactions in the Common Stock of the Company in the past 60 days.

             (d) To the knowledge of Ms. Xia, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by her individually.

             (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with the transactions contemplated by the Share Exchange, the Company, the stockholders of Lanbo-BVI and stockholders entitled to receive Common Stock in the Company pursuant to the Consulting Agreement (collectively, the "Stockholders"), and Keating Reverse Merger Fund, LLC entered into a Voting Agreement, dated as of November 3, 2004. Pursuant to the terms of the voting agreement for the one year period following the closing, the KRM Fund shall have the right to nominate one director to the Company's board and each Stockholder agrees to vote all of their shares of Common Stock as may be necessary to elect that director during the one year period following closing. Each of the Stockholders appointed Timothy J. Keating, as their proxy to vote all of their shares in his sole discretion to secure each Stockholders' obligation to vote in accordance with the voting agreement.

Item 7.      Materials to be Filed as Exhibits.

(1) Agreement, dated September 27, 2004

(2) Share Exchange Agreement, dated September 29, 2004 *

                                                               Page 5 of 7 Pages


(3) Amendment to Share Exchange Agreement, dated October 28, 2004 *

(4) Voting Agreement, dated November 3, 2004

* Included in Current Report on Form 8-K filed by Micro Interconnect Technology, Inc. on September 22, 2004, and incorporated by reference herein.

** Included in Current Report on Form 8-K filed by Micro Interconnect Technology, Inc. on October 20, 2004, and incorporated by reference herein.



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

                                                               Page 6 of 7 Pages


SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   December 10, 2004                       By: /s/ Meiyi Xia
                                                    ------------------------
                                                Name:  Meiyi Xia

                                                               Page 7 of 7 Pages


                                  EXHIBIT INDEX


(1)      Agreement, dated September 27, 2004

(2)      Share Exchange Agreement, dated September 29, 2004 *

(3)      Amendment to Share Exchange Agreement, dated October 28, 2004 **

(4)      Voting Agreement, dated November 3, 2004

* Included in Current Report on Form 8-K filed by Micro Interconnect Technology, Inc. on September 22, 2004, and incorporated by reference herein.

** Included in Current Report on Form 8-K filed by Micro Interconnect Technology, Inc. on October 20, 2004, and incorporated by reference herein.



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